United States securities and exchange commission logo





                             November 27, 2020

       Ryan Khoury
       Chief Executive Officer
       Pioneer Merger Corp.
       660 Madison Avenue
       New York, NY 10065

                                                        Re: Pioneer Merger
Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted November
2, 2020
                                                            CIK No. 0001829797

       Dear Mr. Khoury:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Risk Factors
       If we have not consummated an initial business combination within 24 months from the closing of this offering, page 40

   1. We note that your amended and restated memorandum and articles of association will provide that you will
have only 24 months from the closing of this offering to complete an initial business
combination. We further note disclosure at page 26 and elsewhere in your prospectus that your
sponsor, executive officers, directors and director nominees have agreed that they will
not propose any amendment to your amended and restated
                                                        memorandum and articles
of association which includes changes to redemption rights if you do not complete
your initial business combination within 24 months from the closing
 Ryan Khoury
Pioneer Merger Corp.
November 27, 2020
Page 2
      of this offering unless you provide your public shareholders with the opportunity to redeem their Class A ordinary shares upon approval of any such amendment. Please revise this risk factor to clarify that you may extend your time period to complete an initial business combination beyond 24 months from the closing of this offering.
Principal Shareholders, page 114

2. Please disclose the natural person or persons who directly or indirectly exercise sole or shared voting or investment control over the shares held by Pioneer Merger Sponsor
      LLC. Refer to Item 403 of Regulation S-K and Exchange Act Rule 13d-3.
        You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Jenifer
Gallagher, Staff Accountant, at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff
Attorney, at (202) 551-6548 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202)
551-3707 with any other questions.



                                                            Sincerely,
FirstName LastNameRyan Khoury
                                                            Division of
Corporation Finance
Comapany NamePioneer Merger Corp.
                                                            Office of Energy &
Transportation
November 27, 2020 Page 2
cc:       James S. Rowe, Esq.
FirstName LastName